Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis (the “discussion”) is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2024 and 2025. This section should be read in conjunction with our unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2024 and 2025 and related notes thereto, or the Unaudited Condensed Consolidated Financial Statements, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for the fiscal year 2024 and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, initially on April 30, 2025 and as amended on May 9 and August 25, 2025.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Quhuo Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIE and subsidiaries of our VIE. “VIE” refers to Beijing Quhuo Technology Co., Ltd.

All our Unaudited Condensed Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

Cautionary Note Regarding Forward-Looking Statements

We have made statements in this discussion that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions.

These forward-looking statements include statements about:

●	our future business development, financial condition and results of operations;
●	the expected growth of the relevant markets;
●	our expectations regarding demand for and market acceptance of our services;
●	expected changes in our revenues, costs or expenditures;
●	general business, political, social and economic conditions in China and the relevant markets where we have operations; and

These forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Overview

We are a gig economy platform focusing on local life services in China. We operate a platform of large, flexible and standardized workforce. We provide tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions and other services.

We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions. We incur costs from paying service fees to workers engaged in our solutions as independent contractors.

Our revenues were approximately RMB1,619.9 million and RMB1,131.4 million (US$157.9 million) in the six months ended June 30, 2024 and 2025, respectively. We recorded net loss of approximately RMB46.5 million and RMB53.0 million (US$7.4 million) in the six months ended June 30, 2024 and 2025, respectively. We recorded EBITDA loss of approximately RMB34.8 million and RMB60.2 million (US$8.4 million) in the six months ended June 30, 2024 and 2025, respectively. See“-Non-GAAP Financial Measure.”

Results of Operations for Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

The following table sets forth a summary of our unaudited condensed consolidated statements of operations for the periods indicated. This information has been derived from and should be read together with our Unaudited Condensed Consolidated Financial Statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Revenues	1,619,938	1,131,395	157,937
Cost of revenues	(1,595,192)	(1,127,333)	(157,370)
General and administrative	(70,868)	(76,324)	(10,654)
Research and development	(4,939)	(3,589)	(501)
Gain on disposal of assets, net	7,022	5,744	802
Operating loss	(44,039)	(70,107)	(9,786)
Interest income	258	395	55
Interest expense	(2,301)	(2,174)	(303)
Other (expense)/income, net	(3,055)	994	139
Loss before income tax	(49,137)	(70,892)	(9,895)
Income tax benefit	2,622	17,902	2,499
Net loss	(46,515)	(52,990)	(7,396)
Net income attributable to non-controlling interests	(6,020)	(111)	(15)
Net loss attributable to ordinary shareholders of Quhuo Limited	(52,535)	(53,101)	(7,411)
Loss per share:
Basic	(0.63)	(0.06)	(0.01)
Diluted	(0.63)	(0.06)	(0.01)
Shares used in loss per share computation:
Basic	83,289,067	896,950,139	896,950,139
Diluted	83,289,067	896,950,139	896,950,139
Other comprehensive loss:
Foreign currency translation adjustment	1,850	(121)	(17)
Comprehensive loss	(44,665)	(53,111)	(7,413)
Comprehensive income attributable to non-controlling interests	(6,020)	(111)	(15)
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited	(50,685)	(53,222)	(7,428)

Revenues

Total revenues decreased by 30.2% from RMB1,619.9 million in the six months ended June 30, 2024 to RMB1,131.4 million (US$157.9 million) in the six months ended June 30, 2025 due to the following reasons.

●	Revenues from on-demand delivery solutions were RMB1,039.2 million (US$145.1 million), representing a decrease of 30.7% from RMB1,499.1 million in the six months ended June 30, 2024, primarily because we optimized our business by disposing of several underperforming service stations, which led to a decrease in revenue scale.
●	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride-hailing, vehicle export solutions and freight service solutions, were RMB57.4 million (US$8.0 million), representing a decrease of 42.8% from RMB100.5 million in the six months ended June 30, 2024, primarily due to (i) a decrease in units of vehicles sold in our vehicle export solution business as a result of introduction of new business model and decease in purchase of vehicles for sales, and (ii) the optimization of our business by ceasing from our ride-hailing solutions services in several underperforming service cities.
●	Revenues from housekeeping and accommodation solutions and other services were RMB34.8 million (US$4.9 million), representing a sharp increase of 70.8% from RMB20.4 million in the six months ended June 30, 2024, primarily due to the adoption of online promotion channels in addition to traditional platform-based customer acquisition.

Cost of revenues

Cost of revenues was RMB1,127.3 million (US$157.4 million), representing a decrease of 29.3% year-over-year, primarily attributable to the decreases in our labor costs and service fees paid to service station managers, in line with the decrease in revenues.

Gross profit

As a result of the foregoing, our gross profit was RMB 24.8 million and RMB 4.1 million (US$0.6 million) in the six months ended June 30, 2024 and 2025, respectively.

Operating expenses

General and administrative expenses

General and administrative expenses were RMB76.3 million (US$10.7 million), representing an increase of 7.7% from RMB70.9 million in the six months ended June 30, 2024, primarily attributable to (i) an increase of professional service fees from RMB14.5 million in the first half of 2024 to RMB25.2 million (US$3.5 million) in the first half of 2025, due to the issuance costs for ADSs occurred in the first half of 2025 of RMB9.7 million (US$1.4 million), (ii) an increase of welfare and business development expenses and office expenses from RMB12.4 million in the first half of 2024 to RMB15.1 million (US$2.11 million) in the first half of 2025, resulting from the expansion into new cities for its housekeeping services, and offset by (iii) a decrease of labor costs from RMB 36.6 million in the first half of 2024 to RMB30.6 million (US$4.3 million) in the first half of 2025 as a result of our expense control through technological optimization.

Research and development expenses

Research and development expenses were RMB3.6 million (US$0.5 million), representing a decrease of 27.3% from RMB4.9 million in the six months ended June 30, 2024, primarily due to the decrease in the average compensation for our research and development personnel as we restructured our R&D team.

Gain on disposal of assets, net

We recorded gain on disposal of assets, net of RMB7.0 million and RMB5.7 million (US$0.8 million) in the six months ended June 30, 2024 and 2025, respectively, primarily due to the transfer of certain long-term assets to third parties.

Interest expense

Our interest expense remained stable at RMB2.2 million (US$0.3 million) and RMB2.3 million for the six months ended June 30, 2025 and 2024, respectively, primarily relating to the stability in our average short-term bank borrowings.

Other income/(loss), net

We recorded other income, net, of RMB1.0 million (US$0.1 million) in the six months ended June 30, 2025, compared to other loss, net, of RMB3.1 million in the six months ended June 30, 2024, primarily due to the disposal of investment in a mutual fund in second half of 2024.

Income tax benefit

We recorded income tax benefit of RMB17.9 million (US$2.5 million) in the six months ended June 30, 2025, as compared to income tax benefit of RMB2.6 million in the six months ended June 30, 2024, primarily due to the reversal of unrecognized tax benefit recognized in previous years that have passed the retroactive period.

Net loss

As a result of the foregoing, we had net loss of RMB53.0 million (US$7.4 million) in the six months ended June 30, 2025, representing an increase of 14.0%, from RMB46.5 million for the six months ended June 30, 2024.

EBITDA loss

EBITDA loss was RMB60.2 million (US$8.4 million), as compared to EBITDA loss of RMB34.8 million in the first half of 2024.

Non-GAAP Financial Measure

Quhuo uses EBITDA loss as non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. EBITDA loss represents net loss before income tax benefit, amortization, depreciation and interest expense. Quhuo believes that these non-GAAP financial measure help identify underlying trends in its business that could otherwise be distorted by the effect of income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measure also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measure are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other performance measure or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting their usefulness as comparative measure to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measure. Quhuo mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss to EBITDA loss, respectively.

QUHUO LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended
	June 30, 2024	June 30, 2025	June 30, 2025
	(RMB)	(RMB)	(US$)
	(in thousands)
Net loss	(46,515)	(52,990)	(7,396)
Add:
Income tax benefit	(2,622)	(17,902)	(2,499)
Depreciation	2,676	937	131
Amortization	9,385	7,594	1,060
Interest expense	2,301	2,174	303

EBITDA loss	(34,775)	(60,187)	(8,401)

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and external financing, including the proceeds from public and private offerings, and loans from commercial banks. As of June 30, 2025, we had RMB33.1 million (US$4.6 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand, demand deposits and time deposits which are highly liquid. We believe that our current cash, cash equivalents and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional capital for business expansion in the future.

We conduct our operations primarily through our consolidated VIE and its subsidiaries. As of June 30, 2025, 74.3% of our cash and cash equivalents were held by the VIE and its subsidiaries and denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets and earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its nominee shareholders.

We had net loss of RMB46.5 million and negative cash flows from operations of RMB41.5 million for the six months ended June 30, 2024. We had net loss of RMB53.0 million (US$7.4 million) and cash outflows from operations of RMB41.3 million (US$5.8 million) for the six months ended June 30, 2025. We had positive working capital, which equals the result of current assets minus current liabilities, of RMB242.0 million and RMB105.1 million (US$14.7 million) as of June 30, 2024 and 2025, respectively. The total outstanding balance of our short-term bank borrowings as of June 30, 2025 was RMB118.3 million (US$16.5 million).

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. The following table sets forth a summary of our unaudited condensed consolidated statement of cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(41,488)	(41,332)	(5,770)
Net cash provided from investing activities	11,102	6,859	958
Net cash provided from financing activities	24,636	2,629	367
Effect of exchange rate changes on cash and restricted cash	138	(203)	(28)
Net decrease in cash and restricted cash	(5,612)	(32,047)	(4,473)
Cash, cash equivalents and restricted cash at beginning of the period	46,456	65,118	9,090
Cash, cash equivalents and restricted cash at end of the period	40,844	33,071	4,617

Operating activities

Net cash used in operating activities in the six months ended June 30, 2025 was RMB41.3 million (US$5.8 million), primarily due to a net loss of RMB53.0 million (US$7.4 million), adjusted for (i) certain non-cash items, mainly including amortization of RMB7.6 million (US$1.1 million) and gain on disposals of intangible assets of RMB5.7 million (US$0.8 million) and (ii) changes in certain working capital items that negatively impacted the cash flow from operating activities, mainly including an increase of RMB49.9 million (US$7.0 million) in accounts receivable and a decrease of RMB9.9 million (US$1.4 million) in other non-current liabilities, partially offset by changes in certain working capital items that positively impacted the cash flow from operating activities, mainly including a decrease of RMB38.2 million (US$5.3 million) in other non-current assets and an increase of RMB42.9 million (US$6.0 million) in accounts payable.

Net cash used in operating activities in the six months ended June 30, 2024 was RMB41.5 million (US$5.7 million), primarily due to a net loss of RMB46.5 million (US$6.4 million), adjusted for (i) certain non-cash items, mainly including amortization of RMB9.4 million (US$1.3 million) and changes in fair value of short-term investment of RMB4.5 million (US$0.6 million), and (ii) changes in certain working capital items that negatively impacted the cash flow from operating activities, mainly including a decrease of RMB45.6 million (US$6.3 million) in accrued expenses and other current liabilities, an increase of RMB7.9 million (US$1.1 million) in prepayments and other current assets and a decrease of RMB4.8 million (US$0.7 million) in accounts payable, partially offset by changes in certain working capital items that positively impacted the cash flow from operating activities, mainly including a decrease of RMB32.9 million (US$4.5 million) in accounts receivable and an increase of RMB18.3 million (US$2.5 million) in other non-current liabilities.

Investing activities

Net cash provided by investing activities in the six months ended June 30, 2025 was RMB6.9 million (US$1.0 million), primarily due to proceeds from disposals of intangible assets of RMB9.7 million (US$1.4 million), partially offset by acquisition of intangible assets of RMB3.0 million (US$0.4 million)

Net cash provided by investing activities in the six months ended June 30, 2024 was RMB11.1 million (US$1.5 million), primarily due to proceeds from disposals of intangible assets of RMB12.4 million (US$1.7 million), partially offset by acquisition of intangible assets of RMB2.0 million (US$0.3 million).

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2025 was RMB2.6 million (US$0.4 million), primarily due to the proceeds from short-term loans of RMB297.8 million (US$41.6 million), partially offset by repayments of short-term loans of RMB292.4 million (US$40.8 million).

Net cash provided by financing activities in the six months ended June 30, 2024 was RMB24.6 million (US$3.4 million), primarily due to the proceeds from short-term loans of RMB304.0 million (US$41.8 million), and proceeds from issuance of ordinary shares of RMB14.2 million (US$2.0 million), partially offset by repayments of short-term loans of RMB292.6 million (US$40.3 million).

Capital Expenditures

We made capital expenditures of RMB0.4 million and RMB 0.1 million (US$9,000) in the six months ended June 30, 2024 and 2025, respectively. Our capital expenditures were mainly used for purchases of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to support our business operations.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” in the Annual Report.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimate

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts in our unaudited condensed consolidated financial statements and accompanying footnotes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.